Exhibit 99.1

ORIGIN AGRITECH LIMITED (Nasdaq GM: SEED) February 2007 Roth Capital Partners

Forward-looking statement This presentation contains forward-looking statements. These statements include, without limitation, statements regarding our expectations, assumptions, beliefs, intentions or strategies regarding the future. All forward-looking statements included in this presentation are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forwardlooking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” “targets,” “goals,” “projects,” “continue,” or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin’s filings with the Security Exchange Commission. We undertake no obligation to revise or update publicly any forward-looking statements for any reason.

COMPANY SNAPSHOT Business: One of the largest, vertically integrated suppliers of hybrid corn, cotton, rice, and canola seed in China History: One of the first private seed company in China Founded in 1997 with total equity investment of $400,000 Location: Headquarter in Beijing, nationwide sales organization Employees: Approximately 750 Capitalization: 23.5 million common shares

INVESTMENT CONSIDERATIONS ⑀⍽ Revenue and earnings performance while in expansive growth phase ⑀⍽ Strong liquidity profile ⑀⍽ Broad geographic sales footprint ⑀⍽ Proven success in a fragmented, high-tech industry with significant barriers to entry ⑀⍽ Differentiating vertically-integrated business model ⑀⍽ Leading product pipeline with strong growth prospects ⑀⍽ Dynamic sector trends, strong macroeconomic outlook ⑀⏇ Organic growth initiatives to gain market share ⑀
⏇ Leveraging acquisition opportunities in a consolidating industry

THE ORIGIN COMPANIES
(as of 9/30/06, audited)

- Origin Base business (excluding Denong)
  - ✓ $46.8 million in revenue
  - ✓ 36.5% gross profit
  - ✓ 43.4 million kg of seed delivered, up from 37.1 million kg
- Denong Zhengcheng Seed Company Ltd. (SW China)
  - ✓ Acquired 52% in January 2006
  - ✓ $19.4 million in revenue
  - ✓ 14.7 million kg of seed delivered
  - ✓ Increased ownership to 95% effective October 2006
- Jilin Changrong (NE China)
  - ✓ Origin owns 34.7% of JV
  - ✓ Generated equity earnings of $1.5 million
- BioCentury Transgene Co. Ltd.
  - ✓ Owns 15% of GMO technology licensor in China
  - ✓ Preparing for Chinese approval of GMO food crops
  - ✓ Increased ownership to 34% effective October 2006

5

奥瑞金
Origin Agritech Limited

REVENUE $0 $10 $20 $30 $40 $50 $60 $70 $80 $90 $100 2002 2003 2004 2005 9 Mo. '06 FY Sept '07 (US dollars in millions, audited) $80 - $90 mm (3) $66.2 mm (2) $11.9 mm $23.2 mm $36.4 mm $25.7 mm (1) (1) Partially attributable to $22.5 million of deferred revenue (2) Change fiscal year to September 30ô2006 (3) Company estimation

NET INCOME $0 $1 $2 $3 $4 $5 $6 $7 $8 $9 $10 2002 2003 2004 2005 9 Mo. '06 (US dollars in millions, a udited) 7 $3.5 mm $3.2 mm $7.9 mm $2.0 mm (1) (1) Partially attributable to $22.5 mm of deferred revenue (2) Change fiscal year to September 30ô2006 $9.7 mm (2)

HYBRID SEEDS 8 ⑀⍼ Crossbreed parents to produce higher yielding hybrid for testing ⑀⏇ Origin makes 40,000+ new crosses for field testing, every year ⑀⍼ Hybrids considered “mules” ⑀⏇ New seeds required each season Hybrid life cycle is typically 6-8 years ⑀⏇ Replace old hybrids with new hybrids ⑀⏇ New hybrids provide pricing power because of higher yield ⑀⍼ Hybrid seeds are NOT genetically modified (GMO)

BURGEONING PROPRIETARY PRODUCT PIPELINE 9 0 2 4 6 8 10 12 14 2003 2004 2005 9/30/2006 0% 1% 6% 11.5% (Sales of proprietary seed as a % of Origin’s total sales) Introduced First Internally Developed Hybrid Corn Seed 10 Proprietary Corn Hybrids 6 Proprietary Rice Hybrids 2 Proprietary Canola Hybrids

HYBRID SEED PRODUCTION ⑀⍽ 100,000 production farmers ⑀⍽ Localized mainly in two provinces ⑀⍽ Higher compensation to grow Origin seed ⑀⍽ Consistent production ⑀⏇ Irrigated fields ⑀⏇ Technical training and strict quality control ⑀⏇ 212 full time technicians ⑀⏇ 500 temporary agronomists ⑀⏇ Produced 97 different hybrids in 2006 ⑀⍽ First Chinese company in the industry to receive ISO9001:2000 certification

IN-HOUSE SALES & MARKETING ⑀⍽ Origin’s national distribution license allows for sale of approved seeds in any province in China ⑀⍽ 191 people in 15 regional offices ⑀⍽ 3,200 first level distributors ⑀⏇ 60,000 second-level distributors and some retailers ⑀⏇ No distributor accounts for more than 1% of sales ⑀⏇ Exclusive regional sales rights ⑀⏇ Value-added services ⑀⍽ Harvest-time demonstrations

GEOGRAPHIC PRESENCE

$3.4 BILLION HYBRID SEED MARKET $1.6 billion $1.6 billion $150 million Source: Internal Origin Study, based on Company’s premium pricing Corn estimated 90-95% industry hybrid penetration Rice estimated 60-65% industry hybrid penetration Cotton estimated 30-35% industry hybrid penetration

GMO LANDSCAPE IN CHINA ⑀⍽ Approved biotech cotton in the 1990s ⑀⍽ Planted 5.3 million hectares of Bt cotton in 2006 ⑀⍽ Currently 66% of Bt penetration for cotton ⑀⍽ Estimated 6.8 million small farmers grow Bt cotton ⑀⍽ Second country after India to profit from Bt cotton ⑀⍽ About 80% of Bt cotton in China uses the Biocentury Bt gene; 20% are from other sources

HIGHLY REGULATED INDUSTRY ⑀⍽ Minimum of 6 years to bring a new hybrid to market after R&D ⑀⍽ Must obtain licenses for production and distribution ⑀⍽ Stringent regulatory review before giving approval to sell a new hybrid ⑀⏇ Two cycles of monitored growth at five locations ⑀⏇ Must have 8% increased in yield or higher vs. control hybrid ⑀⏇ Must rank in the top 6 of all hybrids being tested ⑀⍽ Origin owns 80 hectares of research land ⑀⍽ Wor king relationships with universities and research centers throughout China

BUSINESS MODEL ⑀⍽ Develop a strong seed portfolio ⑀⍽ Devise an efficient and effective process for obtaining regulatory approvals ⑀⍽ Create a robust, high quality, and expandable production system ⑀⍽ Position the hybrid seeds as premium priced, high tech products ⑀⍽ Create an effective distribution system ⑀⍽ Build strong marketing and customer ser vice infrastructure Sell Large Quantities of Hybrid Seeds to Millions of Small Farmers

TRACK RECORD OF SUCCESS ⑀⍽ Increasing number of higher-margin proprietary seeds ⑀⍽ Good balance between early-late stage new hybrids ⑀⍽ Corn base, augmented by rice, cotton, canola ⑀⍽ 2006 ⑀⏇ 97 hybrid seed products sold, up from 39 in 2005 ⑀⏇ 6 new Government approvals received ⑀⏇ 116 new proprietary seeds introduced into Government testing and approval cycle ⑀⏇ 164 seeds currently in various stages of testing ⑀⍽ 8 new seed approvals expected in 2007 17

GROWTH FOCUS ⑀⍽ Dynamic nature of seed industry could impact future valuations ⑀⍽ Inefficiently managed competitors are viewed as undervalued assets ⑀⍽ Significant opportunities for well-managed, wellcapitalized companies such as Origin ⑀⍽ Considering an accelerated acquisition strategy to increase market share, broaden product line, and augment distribution

CONSOLIDATED STATEMENTS OF OPERATIONS (US dollars in thousands, audited ) 9/30/06 9/30/05 (1) Revenues $ 66,169 $ 25,751 Cost of Revenues $ (45,395) $ (15,623) Gross Profit $ 20,774 $ 10,128 Operating Expenses $ (13,652) $ (5,520) Operating Income $ 7,122 $ 4,608 Equity Earnings $ 1,623 $ 38 Income Taxes (46) (149) Net Income 9,658 $ 4,316 (1) unaudited 19 Nine Months Ended

CONSOLIDATED BALANCE SHEETS (US dollars in thousands, audited) 9/30/06 12/31/05 Cash, Equivalents, & Securities $ 36,408 $ 29,471 Total Assets $ 124,508 $ 98,981 Deferred Revenue $ 3,049 $ 22,501 Total Current Liabilities $ 64,474 $ 61,911 Total Liabilities $ 64,839 $ 62,500 Minority Interests $ 1,651 $ 401 Total Shareholders’ Equity $ 58,018 $ 36,080

SEASONED MANAGEMENT 21 • Gengchen Han, Ph.D Chairman and CEO - Iowa State University Ph.D. in Plant Breeding and Cytogenetics - 20 years of industry experience - Formerly with International Maize and Wheat Improvement Center and Pioneer Hi-bred International • Yang Yasheng President and COO - University of Maryland graduate - 15 years of industry sales & marketing experience - Previously held senior positions in the Fujian government • Jeff Wang Chief Financial Officer - University of Illinois at Urbana-Champaign & Peking University - 16 years of financial and investment management experience, including CITIC, Mitsubishi subsidiary (CA), and Sino venture management

INVESTMENT CONCLUSIONS ⑀⍽ Profitable and cash flow positive ⑀⍽ Growing leader in fragmented high technology market ⑀⍽ Track record of success in highly regulated industry with formidable barriers to entry ⑀⍽ Well-capitalized and organized to pursue growth opportunities ⑀⍽ Experienced management team

ORIGIN AGRITECH LIMITED (Nasdaq GM: SEED) February 2007 Roth Capital Partners